EX 99.28(d)(50)(iii)

Amendment

to Amended and Restated

Investment Sub-Advisory Agreement Between

Jackson National Asset Management, LLC

and PPM America, Inc.

This Amendment is made by and between Jackson National Asset Management, LLC, a Michigan limited liability company and registered investment adviser (the “Adviser”), and PPM America, Inc., a Delaware corporation and registered investment adviser (the “Sub-Adviser”).

Whereas, the Adviser and Sub-Adviser (the “Parties”) entered into an Amended and Restated Investment Sub-Advisory Agreement effective as of the 25th day of April, 2016, as amended (the “Agreement”), whereby the Adviser appointed the Sub-Adviser to provide certain sub-investment advisory services to certain investment portfolios (the “Funds”) of JNL Series Trust, as listed on Schedule A of the Agreement.

Whereas, pursuant to the Agreement, the Adviser agreed to pay the Sub-Adviser for the services provided and the expenses assumed by the Sub-Adviser a sub-advisory fee as set forth on Schedule B to the Agreement, and the Sub-Adviser agreed to accept such sub-advisory fee as full compensation under the Agreement for such services and expenses.

Whereas, the Parties agreed to amend the sub-advisory fees, as set forth on Schedule B to the Agreement, to reflect fee increases for the following four funds, effective July 1, 2017:

1)	JNL/PPM America Small Cap Value Fund;

2)	JNL/PPM America Mid Cap Value Fund;

3)	JNL/PPM America Floating Rate Income Fund; and

4)	JNL/PPM America High Yield Bond Fund.

Now Therefore, in consideration of the mutual covenants herein contained, the Parties hereby agree to amend the Agreement as follows:

1)	Schedule B to the Agreement is hereby deleted and replaced in its entirety with Schedule B dated July 1, 2017, attached hereto.

2)	Except as specifically amended hereby, the Agreement shall remain in full force and effect in accordance with its terms.

3)
Each of the Parties represents and warrants to the others that it has full authority to enter into this Amendment upon the terms and conditions hereof and that the individual executing this Amendment is duly authorized to bind the respective party to this Amendment.

4)	This Amendment may be executed in one or more counterparts, which together shall constitute one document.

In Witness Whereof, the Parties have caused this Amendment to be executed, effective as of July 1, 2017.

Jackson National Asset Management, LLC		PPM America, Inc.

By:	/s/ Mark D. Nerud	By:	/s/ Mark Mandich
Name:	Mark D. Nerud	Name:	Mark Mandich
Title:	President and CEO	Title:	Chief Executive Officer

Schedule B
Dated July 1, 2017
 (Compensation)

JNL/PPM America Floating Rate Income Fund
Average Daily Net Assets	Annual Rate
$0 to $300 million	0.30%
$300 million to $1 billion	0.25%
Amounts over $1 billion	0.225%

JNL/PPM America High Yield Bond Fund
Average Daily Net Assets	Annual Rate
$0 to $150 million	0.25%
$150 million to $500 million	0.225%
Amounts over $500 million	0.19%

JNL/PPM America Mid Cap Value Fund
Average Daily Net Assets	Annual Rate
$0 to $150 million	0.35%
$150 million to $500 million	0.30%
Amounts over $500 million	0.27%

JNL/PPM America Small Cap Value Fund
Average Daily Net Assets	Annual Rate
$0 to $150 million	0.40%
$150 million to $500 million	0.35%
Amounts over $500 million	0.32%

JNL/PPM America Total Return Fund
Average Daily Net Assets	Annual Rate
$0 to $150 million	0.20%
$150 million to $300 million	0.175%
Amounts over $300 million	0.15%

B-1

JNL/PPM America Value Equity Fund
Average Daily Net Assets	Annual Rate
$0 to $150 million	0.25%
$150 million to $300 million	0.20%
Amounts over $300 million	0.17%

B-2